Agora, Inc. Reports Second Quarter 2023 Financial Results

SANTA CLARA, Calif., August 21, 2023 (GLOBE NEWSWIRE) – Agora, Inc. (NASDAQ: API) (the “Company”), a pioneer and leader in real-time engagement technology, today announced its unaudited financial results for the second quarter ended June 30, 2023.

“We continued to face a very challenging operating environment this quarter. The Agora business was impacted by the tightening financing conditions of certain customers, while the Shengwang business navigated a slowing economy and fast evolving regulations in certain downstream markets,” said Tony Zhao, founder, chairman and CEO of Agora, Inc. “In light of these challenges, we have taken steps to focus our resources on fewer projects with clear customer value, such as our high-definition video initiative, and target emerging use cases, such as vertical social networks. As a result, our non-GAAP net loss and operating cash outflow further narrowed this quarter, both sequentially and year-on-year. Separately, from when the board approved our share repurchase program in February 2022 to the end of June 2023, we have returned approximately $82.0 million to shareholders through share repurchases, demonstrating our commitment to safeguarding shareholder value and confidence in our long-term prospects.”

Second Quarter 2023 Highlights

•
Total revenues for the quarter were $34.0 million, a decrease of 16.9% from $41.0 million in the second quarter of 2022.
•
Agora: $15.3 million for the quarter, a decrease of 5.6% from $16.2 million in the second quarter of 2022.
•
Shengwang: RMB131.5 million ($18.7 million) for the quarter, a decrease of 19.8% from RMB164.0 million ($24.8 million) in the second quarter of 2022, or a decrease of 11.7% from RMB149.0 million ($22.5 million) in the second quarter of 2022 if excluding revenue from the disposed Customer Engagement Cloud (“CEC”) business and revenue from terminated businesses due to regulatory changes in the education sector.
•
Active Customers
•
Agora: 1,560 as of June 30, 2023, an increase of 23.9% from 1,259 as of June 30, 2022.
•
Shengwang: 3,992 as of June 30, 2023, an increase of 5.1% from 3,798 as of June 30, 2022.
•
Dollar-Based Net Retention Rate
•
Agora: 108% for the trailing 12-month period ended June 30, 2023.
•
Shengwang: 91% for the trailing 12-month period ended June 30, 2023 (excluding revenues from terminated businesses due to regulatory changes in the education sector).

•
Net loss for the quarter was $45.3 million, compared to net loss of $30.7 million in the second quarter of 2022. After excluding share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill, non-GAAP net loss for the quarter was $6.6 million, compared to the non-GAAP net loss of $20.8 million in the second quarter of 2022. Adjusted EBITDA for the quarter was negative $6.6 million, compared to negative $15.3 million in the second quarter of 2022.
•
Total cash, cash equivalents, bank deposits and financial products issued by banks as of June 30, 2023 was $391.6 million.
•
Net cash used in operating activities for the quarter was $5.3 million, compared to $23.8 million in the second quarter of 2022. Free cash flow for the quarter was negative $5.6 million, compared to negative $24.2 million in the second quarter of 2022.

Second quarter 2023 Financial Results

Revenues

Total revenues were $34.0 million in the second quarter of 2023, a decrease of 16.9% from $41.0 million in the same period last year. Revenues of Agora were $15.3 million in the second quarter of 2023, a decrease of 5.6% from $16.2 million in the same period last year, primarily due to the decrease in usage and pricing from and to certain customers due to their tightening financing conditions. Revenues of Shengwang were RMB131.5 million ($18.7 million) in the second quarter of 2023, a decrease of 19.8% from RMB164.0 million ($24.8 million) in the same period last year, primarily due to macroeconomic slowdown, terminated businesses due to regulatory changes in the education sector and the disposal of the CEC business in the first quarter of 2023.

Cost of Revenues

Cost of revenues was $12.5 million in the second quarter of 2023, a decrease of 13.0% from $14.4 million in the same period last year, primarily due to the decrease in bandwidth usage and co-location costs.

Gross Profit and Gross Margin

Gross profit was $21.5 million in the second quarter of 2023, a decrease of 19.1% from $26.6 million in the same period last year. Gross margin was 63.3% in the second quarter of 2023, a decrease of 1.6% from 64.9% in the same period last year, mainly due to a change in product mix.

Operating Expenses

Operating expenses were $38.1 million in the second quarter of 2023, a decrease of 30.0% from $54.5 million in the same period last year.

•
Research and development expenses were $20.3 million in the second quarter of 2023, a decrease of 37.5% from $32.4 million in the same period last year, primarily due to a decrease in research and development personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $4.8 million in the second quarter of 2022 to $3.4 million in the second quarter of 2023.

•
Sales and marketing expenses were $8.6 million in the second quarter of 2023, a decrease of 34.1% from $13.1 million in the same period last year, primarily due to a decrease in sales and marketing personnel costs as the Company optimized its global workforce, including a decrease in share-based compensation from $1.9 million in the second quarter of 2022 to $1.2 million in the second quarter of 2023.
•
General and administrative expenses were $9.2 million in the second quarter of 2023, an increase of 3.0% from $9.0 million in the same period last year, primarily due to increased amortization expenses of land use right.

Other Operating Income

Other operating income was $0.4 million in the second quarter of 2023, compared to $0.2 million in the same period last year, primarily due to receiving government subsidies in the second quarter of 2023.

Impairment of Goodwill

Impairment of goodwill was $31.9 million in the second quarter of 2023. As a result of the completion of Easemob’s organizational integration in the second quarter of 2023, the Company only identified one reporting unit. Considering the negative impact on market demands as a result of a challenging global macroeconomic environment and regulatory changes in certain sectors, the Company performed quantitative impairment tests on the goodwill and recognized the impairment of goodwill, whereas there were no material transactions in the same period last year.

Loss from Operations

Loss from operations was $48.1 million in the second quarter of 2023, compared to $27.7 million in the same period last year.

Interest Income

Interest income was $4.8 million in the second quarter of 2023, compared to $2.1 million in the same period last year, primarily due to the increase in interest rates.

Investment Loss

Investment loss was $1.9 million in the second quarter of 2023, primarily due to loss on investments in certain private companies of $4.9 million, which was offset in part by the fair value change in equity investments of $3.0 million, whereas there were no material transactions in the same period last year.

Other income

Other income was $0.6 million in the second quarter of 2023, primarily due to the income of incentive payments from a depositary bank, whereas there were no material transactions in the same period last year.

Net Loss

Net loss was $45.3 million in the second quarter of 2023, compared to $30.7 million in the same period last year.

Net Loss per American Depositary Share attributable to ordinary shareholders

Net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was $0.45 in the second quarter of 2023, compared to $0.27 in the same period last year.

Share Repurchase Program

During the quarter ended June 30, 2023, the Company repurchased approximately 25.2 million of its class A ordinary shares (equivalent to approximately 6.3 million ADSs) for approximately US$20.7 million under its share repurchase program, representing 10% of its US$200 million share repurchase program.

As of June 30, 2023, the Company had repurchased approximately 82.7 million of its class A ordinary shares (equivalent to approximately 20.7 million ADSs) for approximately US$82.0 million under its share repurchase program, representing 41% of its US$200 million share repurchase program.

As of June 30, 2023, the Company had 390.2 million ordinary shares (equivalent to approximately 97.5 million ADSs) outstanding, reflecting a reduction of 59.6 million ordinary shares (equivalent to approximately 14.9 million ADSs) from January 31, 2022 before the share repurchase program commenced.

The current share repurchase program will expire at the end of February 2024.

Financial Outlook

The Company expects total revenues for the third quarter of 2023 to be between $34.5 million and $36.5 million. This outlook reflects the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Earnings Call

The Company will host a conference call to discuss the financial results at 6 p.m. Pacific Time / 9:00 p.m. Eastern Time on August 21, 2023. Details for the conference call are as follows:

Event title: Agora, Inc. 2Q 2023 Financial Results

The call will be available at https://edge.media-server.com/mmc/p/vqp9dooj

Investors who want to hear the call should log on at least 15 minutes prior to the broadcast. Participants may register for the call with the link below.

https://register.vevent.com/register/BI3ecc15914def449997fdf5f47ff4842f

Please visit the Company’s investor relations website at https://investor.agora.io on August 21, 2023 to view the earnings release and accompanying slides prior to the conference call.

Use of Non-GAAP Financial Measures

The Company has provided in this press release financial information that has not been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company uses these non-GAAP financial measures internally in analyzing its financial results and believe that the use of these non-GAAP financial measures is useful to investors as an additional tool to evaluate ongoing operating results and trends and in comparing its financial results with other companies in its industry, many of which present similar non-GAAP financial measures. Besides free cash flow (as defined below), each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill. The Company believes that such non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effects of such share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill that it includes in its cost of revenues, total operating expenses and net income (loss). The Company believes that all such non-GAAP financial measures also provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP financial measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. A reconciliation of its historical non-GAAP financial measures to the most directly comparable GAAP measures has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measures” included at the end of this press release, and investors are encouraged to review the reconciliation.

Definitions of the Company’s non-GAAP financial measures included in this press release are presented below.

Non-GAAP Net Income (Loss)

Non-GAAP net income (loss) is defined as net income (loss) adjusted to exclude share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets, income tax related to acquired intangible assets and impairment of goodwill.

Adjusted EBITDA

Adjusted EBITDA is defined as net income (loss) before exchange gain (loss), interest income, investment income (loss), other income, equity in income of affiliates, income taxes, depreciation of property and equipment, amortization of land use right, and adjusted to exclude the effects of share-based compensation expenses, acquisition related expenses, amortization expenses of acquired intangible assets and impairment of goodwill.

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities less purchases of property and equipment (excluding the acquisition of land use right and the construction in progress for the headquarters project). The Company considers free cash flow to be a liquidity measure that provides useful information to management and investors regarding net cash provided by operating activities and cash used for investments in property and equipment required to maintain and grow the business.

Operating Metrics

The Company also uses other operating metrics included in this press release and defined below to assess the performance of its business.

Active Customers

An active customer at the end of any particular period is defined as an organization or individual developer from which the Company generated more than $100 of revenue during the preceding 12 months. Customers are counted based on unique customer account identifiers. Generally, one software application uses the same customer account identifier throughout its life cycle while one account may be used for multiple applications.

Dollar-Based Net Retention Rate

Dollar-Based Net Retention Rate is calculated for a trailing 12-month period by first identifying all customers in the prior 12-month period, and then calculating the quotient from dividing the revenue generated from such customers in the trailing 12-month period by the revenue generated from the same group of customers in the prior 12-month period. As the vast majority of revenue generated from Agora’s customers is denominated in U.S. dollars, while the vast majority of revenue generated from Shengwang’s customers is denominated in Renminbi, Dollar-Based Net Retention Rate is calculated in U.S. dollars for Agora and in Renminbi for Shengwang, which has substantially removed the impact of foreign currency translations. The Company believes Dollar-Based Net Retention Rate facilitates operating performance comparisons on a period-to-period basis.

Safe Harbor Statements

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contain forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the continued impact of COVID-19 on global markets and the Company’s business, operations and customers; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on June 26, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora, Inc.

Agora, Inc. is the holding company of two independent businesses, Agora and Shengwang.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time voice, video, interactive live-streaming, chat, whiteboard, and artificial intelligence capabilities into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io

Agora, Inc.

Condensed Consolidated Balance Sheets

(Unaudited, in US$ thousands)

	As of	As of
	June 30,	December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	37,988	45,673
Short-term bank deposits	116,000	334,537
Short-term financial products issued by banks	35,469	33,359
Short-term investments	14,291	14,143
Accounts receivable, net	32,016	32,803
Prepayments and other current assets	7,819	7,326
Contract assets	1,357	634
Held-for-sale assets	-	17,004
Total current assets	244,940	485,479
Property and equipment, net	12,965	12,946
Operating lease right-of-use assets	4,763	2,344
Intangible assets	1,967	2,727
Goodwill	-	31,928
Long-term bank deposits	143,127	-
Long-term financial products issued by banks	59,000	39,000
Long-term investments	50,180	55,159
Land use right, net	165,621	-
Prepayment for land use right	-	168,244
Other non-current assets	5,816	2,888
Total assets	688,379	800,715

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	10,537	10,103
Advances from customers	7,463	8,352
Taxes payable	1,209	1,867
Current operating lease liabilities	2,220	1,932
Accrued expenses and other current liabilities	31,517	47,011
Held-for-sale liabilities	-	2,388
Total current liabilities	52,946	71,653
Long-term payable	15	55
Long-term operating lease liabilities	2,437	340
Deferred tax liabilities	301	407
Total liabilities	55,699	72,455

Shareholders’ equity:
Class A ordinary shares	39	39
Class B ordinary shares	8	8
Additional paid-in-capital	1,135,232	1,134,704
Treasury shares, at cost	(69,956)	(41,815)
Accumulated other comprehensive loss	(13,869)	(7,994)
Accumulated deficit	(418,774)	(356,682)
Total shareholders’ equity	632,680	728,260
Total liabilities and shareholders’ equity	688,379	800,715

Agora, Inc.

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2023	2022	2023	2022
Real-time engagement service revenues	32,979	39,203	68,080	76,260
Other revenues	1,059	1,776	2,401	3,304
Total revenues	34,038	40,979	70,481	79,564
Cost of revenues	12,502	14,370	26,099	28,881
Gross profit	21,536	26,609	44,382	50,683
Operating expenses:
Research and development	20,285	32,442	41,316	63,476
Sales and marketing	8,638	13,117	19,114	26,973
General and administrative	9,221	8,952	18,030	18,182
Total operating expenses	38,144	54,511	78,460	108,631
Other operating income	399	190	895	1,228
Impairment of goodwill	(31,928)	-	(31,928)	-
Loss from operations	(48,137)	(27,712)	(65,111)	(56,720)
Exchange loss	(328)	(5,297)	(211)	(5,031)
Interest income	4,750	2,142	9,156	3,978
Investment loss	(1,943)	(88)	(6,371)	(88)
Other income	550	-	550	-
Loss before income taxes	(45,108)	(30,955)	(61,987)	(57,861)
Income taxes	(169)	(255)	(159)	(252)
Equity in income (loss) of affiliates	(16)	532	51	491
Net loss	(45,293)	(30,678)	(62,095)	(57,622)
Net loss attributable to ordinary shareholders	(45,293)	(30,678)	(62,095)	(57,622)
Other comprehensive loss:
Foreign currency translation adjustments	(9,430)	(1,832)	(7,261)	(1,830)
Gain (loss) on available-for-sale debt securities	-	(429)	1,385	(526)
Total comprehensive loss attributable to ordinary shareholders	(54,723)	(32,939)	(67,971)	(59,978)

Net loss per ADS attributable to ordinary shareholders, basic and diluted	(0.45)	(0.27)	(0.60)	(0.51)

Weighted-average shares used in computing net loss per ADS attributable to ordinary shareholders, basic and diluted	402,116,231	446,614,083	413,004,785	448,823,787

Share-based compensation expenses included in:
Cost of revenues	230	349	447	595
Research and development expenses	3,356	4,839	6,899	10,192
Sales and marketing expenses	1,172	1,859	2,905	3,806
General and administrative expenses	2,077	1,986	4,008	3,821

Agora, Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited, in US$ thousands)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2023	2022	2023	2022
Cash flows from operating activities:
Net loss	(45,293)	(30,678)	(62,095)	(57,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expenses	6,835	9,033	14,259	18,414
Allowance for current expected credit losses	1,947	1,637	3,501	2,909
Depreciation of property and equipment	1,908	2,424	4,122	4,897
Amortization of intangible assets	345	577	691	1,156
Amortization of land use right	869	-	1,462	-
Deferred tax expense	(53)	(84)	(106)	(168)
Amortization of right-of-use asset and interest on lease liabilities	704	1,034	1,514	2,111
Investment loss (income)	1,943	(80)	6,371	(115)
Interest income on debt securities and investments	-	(100)	(105)	(199)
Equity in income of affiliates	16	(532)	(51)	(491)
Gain on disposal of property and equipment	(2)	-	(44)	-
Impairments of goodwill	31,928	-	31,928	-
Changes in assets and liabilities, net of effect of acquisition:
Accounts receivable	(970)	(8,247)	(3,353)	(6,700)
Contract assets	(104)	(104)	(856)	(464)
Prepayments and other current assets	(817)	(728)	(349)	157
Other non-current assets	(2,208)	742	(3,056)	(30)
Accounts payable	(393)	761	986	1,943
Advances from customers	(364)	17	(659)	113
Taxes payable	322	354	(833)	(878)
Operating lease liabilities	(692)	(817)	(1,545)	(2,187)
Deferred income	(160)	145	(160)	145
Accrued expenses and other liabilities	(1,091)	849	(5,880)	(2,649)
Net cash used in operating activities	(5,330)	(23,797)	(14,258)	(39,658)
Cash flows from investing activities:
Purchase of short-term bank deposits	-	(123,738)	(129,521)	(353,209)
Purchase of short-term financial products issued by banks	(369)	-	(10,374)	(14,274)
Purchase of short-term investments	-	(8,005)	-	(8,005)
Proceeds from maturity of short-term bank deposits	43,521	122,997	348,058	349,130
Proceeds from maturity of short-term financial products issued by banks	-	3,549	8,310	3,549
Purchase of long-term bank deposits	(30,521)	(4,175)	(143,127)	-
Purchase of long-term financial products issued by banks	-	-	(20,000)	-
Purchase of long-term investments	-	-	(15)	(18,105)
Prepayment for long-term investments	-	(473)	-	(473)
Purchase of property and equipment	(265)	(450)	(450)	(1,622)
Purchase of land use right	-	-	(5,133)	-
Deposit for land use rights purchase	-	(34,159)	-	(34,159)
Purchase of construction in progress for the headquarters project	(440)	-	(2,487)	-
Cash received for business disposal	2,707	-	5,769	-
Disposal of property and equipment	8	-	51	-
Cash paid for a business combination	-	-	(3,680)	-
Net cash provided by (used in) investing activities	14,641	(44,454)	47,401	(77,168)

Cash flows from financing activities:
Deposits returned for business disposal	-	-	(1,000)	-
Proceeds from exercise of employees’ share options	492	260	516	883
Payment of financing cost	-	(621)	-	(621)
Repurchase of Class A ordinary shares	(20,964)	(12,157)	(40,367)	(19,760)
Net cash used in financing activities	(20,472)	(12,518)	(40,851)	(19,498)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(926)	1,387	(1,339)	1,503
Net decrease in cash, cash equivalents and restricted cash	(12,087)	(79,382)	(9,047)	(134,821)
Cash balance recorded in held-for sale assets at beginning of period	-	-	1,488	-
Cash, cash equivalents and restricted cash at beginning of period *	50,355	230,386	45,827	285,825
Cash, cash equivalents and restricted cash at end of period **	38,268	151,004	38,268	151,004
Supplemental disclosure of cash flow information:
Income taxes paid	10	55	32	55
Cash payments included in the measurement of operating lease liabilities	692	817	1,545	2,187
Right-of-use assets obtained in exchange for operating lease obligations	394	-	4,088	-
Non-cash financing and investing activities:
Proceeds receivable from exercise of employees’ share options	52	26	52	26
Deposits utilized for employees’ share option exercises	-	-	-	7
Payables for property and equipment	8	671	8	671
Payables for deferred financing cost	-	-	-	610
Payables for construction in progress for the headquarters project	2,857	-	2,857	-
Payables for treasury shares, at cost	479	-	479	-
* includes restricted cash balance	130	156	154	156
** includes restricted cash balance	280	155	280	155

Agora, Inc.

Reconciliation of GAAP to Non-GAAP Measures

(Unaudited, in US$ thousands, except share and per ADS amounts)

	Three Month Ended		Six Month Ended
	June 30,		June 30,
	2023	2022	2023	2022
GAAP net loss	(45,293)	(30,678)	(62,095)	(57,622)
Add:
Share-based compensation expenses	6,835	9,033	14,259	18,414
Acquisition related expenses	(369)	357	(413)	513
Amortization expenses of acquired intangible assets	345	556	690	1,112
Income tax related to acquired intangible assets	(53)	(84)	(106)	(168)
Impairment of goodwill	31,928	-	31,928	-
Non-GAAP net loss	(6,607)	(20,816)	(15,737)	(37,751)

GAAP net loss	(45,293)	(30,678)	(62,095)	(57,622)
Excluding:
Exchange loss	328	5,297	211	5,031
Interest income	(4,750)	(2,142)	(9,156)	(3,978)
Investment loss	1,943	88	6,371	88
Equity in income (loss) of affiliates	16	(532)	(51)	(491)
Other income	(550)	-	(550)	-
Income taxes	169	255	159	252
Depreciation of property and equipment	1,908	2,424	4,122	4,897
Amortization of land use right	869	-	1,462	-
Share-based compensation expenses	6,835	9,033	14,259	18,414
Acquisition related expenses	(369)	357	(413)	513
Amortization expenses of acquired intangible assets	345	556	690	1,112
Impairment of goodwill	31,928	-	31,928	-
Adjusted EBITDA	(6,621)	(15,342)	(13,063)	(31,784)

Net cash used in operating activities	(5,330)	(23,797)	(14,258)	(39,658)
Purchase of property and equipment	(265)	(450)	(450)	(1,622)
Free Cash Flow	(5,595)	(24,247)	(14,708)	(41,280)
Net cash provided by (used in) investing activities	14,641	(44,454)	47,401	(77,168)
Net cash used in financing activities	(20,472)	(12,518)	(40,851)	(19,498)